Exhibit 99.1

Despegar.com, Corp.

Interim Unaudited Condensed Consolidated Financial Statements

as of September 30, 2020 and December 31, 2019

and for the nine-month periods ended September 30, 2020 and 2019

Despegar.com, Corp.

Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019

(in thousands of U.S. dollars)

	As of September 30,	As of December 31,
	2020	2019
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	375,258	309,187
Restricted cash	10,600	4,457
Trade accounts receivable, net of credit expected loss of 8,569 and 3,205	38,052	213,551
Related party receivable	4,140	19,555
Other assets and prepaid expenses	32,123	69,694

Total current assets	$460,173	$616,444

Non-current assets
Other assets	39,489	25,351
Lease right-of-use assets	24,666	41,638
Property and equipment, net	13,834	21,205
Intangible assets, net	47,070	49,619
Goodwill	45,785	46,956

Total non-current assets	$170,844	$184,769

TOTAL ASSETS	$631,017	$801,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	22,484	59,673
Travel accounts payable	130,845	206,954
Related party payable	13,001	86,602
Loans and other financial liabilities	7,221	19,209
Deferred revenue	8,155	8,853
Other liabilities	35,397	46,722
Contingent liabilities	6,337	6,297
Lease liabilities	3,736	6,498

Total current liabilities	$227,176	$440,808

Non-current liabilities
Other liabilities	1,969	6,646
Contingent liabilities	74	54
Lease liabilities	21,427	34,469
Related party liability	125,000	125,000

Total non-current liabilities	$148,470	$166,169

TOTAL LIABILITIES	$375,646	$606,977

Series A non-convertible preferred shares, no par value, 150,000 shares issued and outstanding	85,511	—
Series B convertible preferred shares, no par value, 50,000 shares issued and outstanding	46,700	—
Redeemable non-controlling interest	2,585	—

Mezzanine Equity	$134,796	$—

SHAREHOLDERS’ EQUITY
Common stock (1)	263,944	261,608
Additional paid-in capital	385,702	327,523
Other reserves	(728)	(728)
Accumulated other comprehensive income	(18,526)	610
Accumulated losses	(441,550)	(326,510)
Treasury Stock	(68,267)	(68,267)

Total Shareholders’ Equity	$120,575	$194,236

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$631,017	$801,213

(1)	Represents 69,946 shares (in thousands) issued and outstanding as of September 30, 2020 and 69,648 shares (in thousands) issued and outstanding as of December 31, 2019.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Unaudited Consolidated Statements of Income

for the nine-month periods ended September 30, 2020 and 2019 and for the three-month periods ended September 30, 2020 and 2019

(in thousands of U.S. dollars, except per share data in U.S. dollars)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	11,740	132,048	78,088	379,249
Cost of revenue	(12,390)	(42,591)	(59,687)	(128,178)

Gross profit	$(650)	$89,457	$18,401	$251,071

Operating expenses
Selling and marketing	(5,299)	(46,656)	(44,132)	(138,290)
General and administrative	(22,818)	(25,090)	(65,232)	(66,982)
Technology and product development	(14,322)	(17,922)	(49,891)	(54,712)
Impairment of long-lived assets	—	—	(1,324)	—

Total operating expenses	$(42,439)	$(89,668)	$(160,579)	$(259,984)

Operating loss	$(43,089)	$(211)	(142,178)	(8,913)
Financial income	680	2,502	21,519	6,719
Financial expense	(5,164)	(6,129)	(6,514)	(17,229)

Loss before income taxes	$(47,573)	$(3,838)	$(127,173)	$(19,423)

Income tax benefit	5,838	154	13,140	1,158

Net loss	$(41,735)	$(3,684)	$(114,033)	$(18,265)

Net loss attributable to redeemable non-controlling interest	69	—	69	—

Net loss attributable to Despegar.com, Corp.	(41,666)	(3,684)	(113,964)	(18,265)

Losses per share available to common stockholders:
Basic	(0.60)	(0.05)	(1.63)	(0.26)
Diluted	(0.60)	(0.05)	(1.63)	(0.26)
Shares used in computing losses per share (in thousands):
Basic	71,501	69,503	70,316	69,441
Diluted	71,501	69,503	70,316	69,441

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Unaudited Consolidated Statements of Comprehensive Income

for the nine-month periods ended September 30, 2020 and 2019 and for the three-month periods ended September 30, 2020 and 2019

(in thousands of U.S. dollars)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	$(41,735)	$(3,684)	$(114,033)	$(18,265)
Other comprehensive income / (loss), net of tax
Foreign currency translation adjustment	1,170	(4,309)	(19,136)	(2,982)

Comprehensive loss	$(40,565)	$(7,993)	$(133,169)	$(21,247)

Net loss attributable to redeemable non-controlling interest	69	—	69	—
Foreign currency translation adjustment attributable to redeemable non-controlling interest	23	—	23	—

Comprehensive loss attributable to Despegar.com, Corp.	(40,473)	(7,993)	(133,077)	(21,247)

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2020 and 2019 and for the three-month periods ended September 30, 2020 and 2019

(in thousands of U.S. dollars)

(Unaudited)

	Common stock				Accumulated other comprehensive income
	Number of shares (in thousands)	Amount	Additional paid-in capital	Other reserves		Accumulated Losses	Treasury Stock	Total Equity
Balance as of June 30, 2019	69,498	259,741	323,331	(728)	4,378	(320,181)	(28,968)	237,573

Stock-based compensation expense	—	—	3,390	—	—	—	—	3,390
Foreign currency translation adjustment	—	—	—	—	(4,309)	—	—	(4,309)
Exercise of stock options	4	75	(75)	—	—	—	—	—
Treasury Stock	—	—	—	—	—	—	(39,299)	(39,299)
Net loss for the period	—	—	—	—	—	(3,684)	—	(3,684)

Balance as of September 30, 2019	69,502	259,816	326,646	(728)	69	(323,865)	(68,267)	193,671

Balance as of June 30, 2020	69,946	263,944	327,826	(728)	(19,696)	(399,884)	(68,267)	103,195

Stock-based compensation expense	—	—	2,427	—	—	—	—	2,427
Foreign currency translation adjustment	—	—	—	—	1,170	—	—	1,170
Net loss for the period	—	—	—	—	—	(41,666)	—	(41,666)
Warrants, net of issuance costs	—	—	56,339	—	—	—	—	56,339
Accretion of Series A non-convertible preferred shares	—	—	(346)	—	—	—	—	(346)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(522)	—	—	—	—	(522)
Accretion of redeemable non-controlling interest	—	—	(22)	—	—	—	—	(22)

Balance as of September 30, 2020	69,946	263,944	385,702	(728)	(18,526)	(441,550)	(68,267)	120,575

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2020 and 2019 and for the three-month periods ended September 30, 2020 and 2019

(in thousands of U.S. dollars)

(Unaudited)

	Common stock		Additional paid-in capital	Other reserves	Accumulated other comprehensive income	Accumulated Losses	Treasury Stock	Total Equity
	Number of shares (in thousands)	Amount
Balance as of December 31, 2018	69,235	255,254	321,627	(728)	3,051	(305,600)	(26,030)	247,574

Stock-based compensation expense	—	—	9,581	—	—	—	—	9,581
Foreign currency translation adjustment	—	—	—	—	(2,982)	—	—	(2,982)
Exercise of stock options	267	4,562	(4,562)	—	—	—	—	—
Treasury Stock	—	—	—	—	—	—	(42,237)	(42,237)
Net loss for the period	—	—	—	—	—	(18,265)	—	(18,265)

Balance as of September 30, 2019	69,502	259,816	326,646	(728)	69	(323,865)	(68,267)	193,671

Balance as of December 31, 2019	69,648	261,608	327,523	(728)	610	(326,510)	(68,267)	194,236

Change in accounting standard ASC 326	—	—	—	—	—	(1,076)	—	(1,076)

Balance as of January 1, 2020	69,648	261,608	327,523	(728)	610	(327,586)	(68,267)	193,160

Stock-based compensation expense	—	—	4,714	—	—	—	—	4,714
Foreign currency translation adjustment	—	—	—	—	(19,136)	—	—	(19,136)
Exercise of stock options	298	2,336	(1,984)	—	—	—	—	352
Net loss for the period	—	—	—	—	—	(113,964)	—	(113,964)
Warrants, net of issuance costs	—	—	56,339	—	—	—	—	56,339
Accretion of Series A non-convertible preferred shares	—	—	(346)	—	—	—	—	(346)
Accrual of cumulative dividends of Series A non-convertible preferred shares	—	—	(522)	—	—	—	—	(522)
Accretion of redeemable non-controlling interest	—	—	(22)	—	—	—	—	(22)

Balance as of September 30, 2020	69,946	263,944	385,702	(728)	(18,526)	(441,550)	(68,267)	120,575

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Unaudited Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2020 and 2019

(in thousands of U.S. dollars)

	For the nine-month periods ended September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss for the period	$(114,033)	$(18,265)
Adjustments to reconcile net loss to net cash flows from operating activities:
Net loss attributable to redeemable non-controlling interest	69	—
Unrealized foreign currency losses	334	8,979
Depreciation expense	6,230	5,565
Amortization of intangible assets	14,810	11,037
Impairment of long-lived assets	1,324	—
Disposal of property and equipment	1,786	597
Stock-based compensation expense	4,714	9,581
Amortization of right of use	2,570	2,832
Interest and penalties	670	631
Income taxes	(14,433)	(4,258)
Credit expected loss expense	18,443	1,951
Provision for contingencies	2,166	217
Changes in assets and liabilities, net of non-cash transactions:
Decrease in trade accounts receivable, net of credit expected loss	129,864	30,260
Decrease / (Increase) in related party receivables	15,394	(2,853)
Decrease in other assets and prepaid expenses	14,272	27,089
(Decrease) / Increase in accounts payable and accrued expenses	(34,601)	8,950
Decrease in travel accounts payable	(60,687)	(38,200)
Increase / (Decrease) in other liabilities	6,221	(5,489)
Decrease in contingencies	(488)	(1,986)
Decrease in related party liabilities	(68,329)	(4,655)
Decrease in lease liability	(1,403)	(3,701)
(Decrease) / Increase in deferred revenue	(155)	670

Net cash flows (used in) / provided by operating activities	$(75,262)	$28,952

Cash flows from investing activities:
Payments for acquired business, net of cash acquired	(5,423)	(228)
Acquisition of property and equipment	(2,369)	(5,142)
Increase of intangible assets, including internal-use software and website development	(13,208)	(19,343)

Net cash flows used in investing activities	$(21,000)	$(24,713)

Cash flows from financing activities:
Increase in loans and other financial liabilities	19,516	29,943
Decrease in loans and other financial liabilities	(33,376)	(43,370)
Exercise of stock-based compensation	352	—
Treasury Stock	—	(42,237)
Proceeds from Private investment	200,000	—
Issuance of cost from private investment	(10,422)	—

Net cash flows provided by / (used in) financing activities	$176,070	$(55,664)

Effect of exchange rate changes on cash and cash equivalents	(7,594)	(655)

Net increase / (decrease) in cash and cash equivalents	$72,214	$(52,080)

Cash and cash equivalents and restricted cash as of beginning of the period	$313,644	$352,189
Cash and cash equivalents and restricted cash as of end of the period (1)	$385,858	$300,109

	2020	2019
Supplemental cash flow information
Cash paid for income tax	$2,962	$7,304
Interest paid	$3,892	$4,025

(1)	See Note 7.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

1.	Business

Despegar.com, Corp. (formerly Decolar.com, Inc.) is the leading online travel company in Latin America. We provide our traveler customers a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables them to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their travel products and access to traveler customers. We offer these travel products and services through our two brands: “Despegar”, our global brand, and “Decolar”, our brand for the Brazilian market. We refer to Despegar.com, Corp. and its subsidiaries collectively as “Despegar Group,” the “Company,” “us,” “we” and “our” in these interim unaudited condensed consolidated financial statements.

Effect of Novel Coronavirus 2019 (COVID-19) on these interim unaudited condensed consolidated financial statements

The ongoing COVID-19 pandemic is disrupting the global economy in general and the travel industry in particular, and consequently adversely affecting our business, results of operations and cash flows. The impact to date of the COVID-19 pandemic on global economic conditions and on the travel industry has been severe. The pandemic has also significantly increased economic uncertainty and volatility.

Demand for travel began showing early signs of weakness by the beginning of March 2020. Within a matter of days, with more news of the potentially extensive spreading of the virus to other parts of the world, travel demand began to decline significantly, and then the decline accelerated precipitously as governments implemented strict measures to limit the spread of the virus. As a result, during the nine-month period ended September 30, 2020, travel booking volumes have been significantly below prior year levels and cancellation levels have been elevated compared to pre-COVID 19 levels.

More recently, there has been varying degrees of containment of the virus in certain countries and hence some signs of travel recovery; however, the degree of containment and the recovery in travel has varied country to country and there have been instances where cases of COVID-19 have started to increase again after a period of decline. Additionally, many travel restrictions and quarantine orders remain in place.

Overall, the full duration and total impact of COVID-19 remains uncertain and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, our business.

Due to the high degree of cancellations and customer refunds and lower new bookings, for the nine-month period ended September 30, 2020, we experienced a 79% decline in revenue as compared to same period in the prior year. We expect unfavorable working capital trends and material negative cash flows for the remainder of the year, although the level of negative cash flow has moderated as booking trends improved and cancellations stabilized. For a discussion on incremental cancellation and allowance for expected uncollectible amounts impacts, see Note 3. For a discussion of asset impairments recognized in conjunction with the pandemic, see Notes 9 and 10. For a discussion of recent actions to strengthen our liquidity position in the current environment, see Note 6, as well as Note 23 for a discussion on the closing of the Best Day Group acquisition.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

2.	Basis of consolidation and presentation

Basis of presentation

Our interim unaudited condensed consolidated financial statements include the accounts of Despegar.com, Corp., our wholly owned subsidiaries, and entities for which we control a majority of the entity’s outstanding common stock. We record non-controlling interest in our interim unaudited condensed consolidated financial statements to recognize the minority ownership interest in our consolidated subsidiaries. Non-controlling interest in the earnings and losses of consolidated subsidiaries represent the share of net income or loss allocated to members or partners in our consolidated entities, which includes the non-controlling interest share of net income or loss from our redeemable non-controlling interest entity. We have eliminated significant intercompany transactions and accounts in our interim unaudited condensed consolidated financial statements.

We prepared these interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”) for interim financial reporting. We condensed or omitted certain footnotes or other financial information that are normally required by US GAAP for annual financial statements. We have included all adjustments consisting of normal recurring items necessary for a fair statement of the results of the interim period. These interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2019, previously filed with the Securities and Exchange Commission.

Use of estimates

We use estimates and assumptions in the preparation of these interim unaudited condensed consolidated financial statements in accordance with US GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these interim unaudited condensed consolidated financial statements. These estimates and assumptions also affect the reported amount of net income or loss during any period. The actual financial results could differ significantly from these estimates. The significant estimates underlying these interim unaudited condensed consolidated financial statements include revenue recognition; recoverability of current and long-lived assets, intangible assets and goodwill; income and transactional taxes, loss contingencies, stock-based compensation and accounting for derivative instruments.

Foreign currency translation

For local currency functional locations, assets and liabilities are translated at end-of-period rates while revenues and expenses are translated at average rates in effect during the period. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income/(loss).

For U.S. dollar functional currency locations, foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates, except for non-monetary balance sheet accounts, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the non-monetary balance sheet amounts, which

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income.

Seasonality

We generally experience seasonal fluctuations in the demand for our travel products and services. For example, traditional leisure travel bookings are generally the highest in the third and fourth quarters of the year as travelers plan and book their summer holiday travel. The number of bookings typically decreases in the first and second quarters of the year. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

The continued growth of international operations or a change in product mix may influence the typical trend of the seasonality in the future, and there may also be business or market driven dynamics that result in short-term impacts to revenue or profitability that differ from the typical seasonal trends.

Revenues, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these interim unaudited condensed consolidated financial statements may not be the same as those for any subsequent quarter or the full year.

Due to COVID-19, which significantly impacted travel bookings in 2020 and led to significant cancellations for future travel, we do not expect our typical seasonal pattern for bookings, revenue and profit during 2020. In addition, with the lower new bookings and elevated cancellations, our typical, seasonal working capital source of cash has been significantly disrupted resulting in the Company experiencing unfavorable working capital trends and material negative cash flow. It is difficult to forecast the seasonality for the upcoming quarters, given the uncertainty related to the duration of the impact from COVID-19 and the timing of any sustained recovery.

Recently adopted accounting policies

Simplifying the Test for Goodwill Impairment

In January 2017, the Financial Accounting Standards Board (“FASB”) issued a new accounting update to simplify the test for goodwill impairment. The revised guidance eliminates the previously required step two of the goodwill impairment test, which required a hypothetical purchase price allocation to measure goodwill impairment. Under the revised guidance, a goodwill impairment loss will be measured at the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. In addition, income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. We adopted and applied this update in the first quarter of 2020.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued a new accounting update on the measurement of credit losses for certain financial assets measured at amortized cost and available-for-sale debt securities. For financial assets measured at amortized cost, this update requires an entity to (1) estimate its lifetime expected credit losses upon recognition of the financial assets and establish an allowance to present the net amount expected to be collected, (2) recognize this allowance and changes in the allowance during subsequent periods through net income and (3) consider relevant information about past events, current conditions and reasonable and supportable forecasts in assessing the lifetime expected credit losses. We adopted this update in the first quarter of 2020 and applied it on a modified retrospective basis. The adoption did not have a material impact on our interim unaudited condensed consolidated financial statements. See Note 3 for details of the adoption of the new standard.

Disclosure requirements on fair value measurements

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The update is related to the disclosure requirements on fair value measurements, which removes, modifies or adds certain disclosures. We adopted this update in the first quarter of 2020 and applied it on a prospective basis. The adoption did not have a material impact on our interim unaudited condensed consolidated financial statements.

Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract

In August 2018, the FASB issued a new accounting standard to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract and also added certain disclosure requirements related to implementation costs incurred for internal-use software and cloud computing arrangements. The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). We adopted this update in the first quarter of 2020 and applied it on a prospective basis. The adoption did not have a material impact on our interim unaudited condensed consolidated financial statements.

Recent accounting policies not yet adopted

Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued a new accounting update relating to income taxes. This update provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. For public business entities, this update is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

permitted. The amendment related to franchise taxes that are partially based on income should be applied on either a retrospective basis for all periods presented or a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. All other amendments should be applied on a prospective basis. We are currently evaluating the impact to our interim unaudited condensed consolidated financial statements of adopting this update and we do not expect it to have a material impact.

3.	Summary of significant accounting policies

Below are the significant accounting policies updated during 2020 as a result of our recently adopted accounting policies noted above as well as certain other accounting policies for new transactions or with interim disclosure requirements. For a comprehensive description of our accounting policies, refer to our Annual Report on Form 20-F for the year ended December 31, 2019.

Redeemable Non-controlling Interests

We have a non-controlling interest in a majority owned entity which was valued at fair value at acquisition date. The non-controlling interest contains certain rights, whereby we have the right but not the obligation to acquire, and the minority shareholders have the right but not the obligation to sell to us, the additional shares of the company for cash at a fixed price other than fair value. The non-controlling interest is not currently redeemable, but it is probable of becoming redeemable (the redemption depends solely on the passage of time). Accordingly, we record the non-controlling interest at the greater of (i) its acquisition date fair value as adjusted for its share (if any) of earnings, losses, or dividends or (ii) an accreted value from the date of the acquisition to the earliest redemption date, February 20, 2022. The accretion of the non-controlling interest to the earliest redemption value is recorded using an interest method. We adopted a policy to charge the carrying value adjustment to retained earnings or, absent retained earnings, additional paid-in capital and will reduce net income available to our common shareholders in the calculation of earnings per share in accordance with the two-class method. We record the non-controlling interest amount in the “mezzanine” section of the consolidated balance sheet as of September 30, 2020, outside of shareholders’ equity.

The details of the balances and changes in the redeemable non-controlling interest are presented in Note 5.

Measurement of Credit Losses on Financial Instruments

On January 1, 2020, we adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost.

As of the date of adoption, January 1, 2020 and as of September 30, 2020 substantially all our financial assets under the scope of the standard corresponded to trade accounts receivable as a result of revenue transactions recognized in accordance with ASC 606.

We adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. We recorded a net increase to accumulated losses of $1,076 as of January 1, 2020 for the cumulative effect of adopting ASC 326.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

The following table illustrates the impact of adopting ASC 326 as of January 1, 2020:

	As of January 1, 2020
	(Unaudited)
	As reported under previous GAAP	Impact of ASC 326 adoption	As reported under ASC 326
Allowance for credit expected losses:	3,205	1,076	4,281

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for expected credit losses.

Upon adoption of ASC 326, we grouped our trade receivables by country of origin and type (i.e. facilitation services, incentives, advertising, etc.) based on similar risk characteristics. Payment terms for receivables vary depending on type and jurisdiction, but in all cases less than one year. As it relates to trade receivables with credit card processors which represent the majority of trade receivables as of any given date, payment terms vary but typically are received within 30 days after booking except in those cases where transactions are effected through installment plans offered by banks. When travel customers pay in installments, we receive payment from credit card processors at the time each installment is due generally within 12 months after booking depending on installment plan selected. However, we typically enter into factoring arrangements to cash these receivables thereby reducing days outstanding exposures. Receivables from back-end incentives and advertising transactions typically do not have stated payment terms, although we generally receive payment within 12 months.

We utilized a loss rate method to calculate the allowance for expected credit losses. We compiled information for a period of time before adoption and tracked historical loss information for our trade receivables by type and geography using their contractual lives. We believe that a period of 12 months or more prior to adoption is reasonable based on the nature and term of our receivables. We applied the historical credit loss percentages to our outstanding balances as of adoption and as of September 30, 2020. We determined that historical loss information is a reasonable basis on which to determine expected credit losses for trade receivables held at the reporting date because their composition at the reporting date is consistent with that used in developing the historical credit-loss percentages.

Historically the default or delinquency rates of our trade receivables have been low even during recessions or distressed economic periods. Recessions or other poor economic conditions had historically affected the amount of bookings by travelers and therefore generation of revenue and corresponding receivables, but they generally did not affect the collection behavior of receivables from confirmed bookings. A booking is not confirmed if credit card information is not validated by the credit card processors’ systems. Therefore, due to the nature of our receivables and counterparties, losses have been historically limited to very specific events at the counterparty level such as bankruptcy or financial difficulties.

During the nine-month period ended September 30, 2020, we recorded approximately $7,138 of incremental allowance for expected uncollectible amounts, including estimated future losses in consideration of the impact of COVID-19 pandemic on the economy and the Company. Actual future bad debt could differ materially from this estimate resulting from changes in our assumptions of the duration and severity of the impact of the COVID-19 pandemic.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Our exposure to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. We are also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to us.

Generally, the counterparties to our trade receivables are major well-recognized and externally-credit rated credit card companies, such as MasterCard, Visa, Diners and other local or regional credit card processors; major global distribution systems (“GDS”), such as Travelport, Amadeus and Sabre, individual major airlines; and to a lesser extent hotel chains and operators. We may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. We have not experienced significant credit problems with these customers to date. Most of these entities or their parent companies are externally credit-rated. We review these external ratings from credit agencies. Certain airlines have been severely affected by the COVID-19 pandemic and entered into Chapter 11 protection in the United States. We have recognized incremental allowances for expected uncollectible amounts. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated balance sheet after deducting the expected credit loss allowance.

The following table shows the activity on the expected credit loss allowance for trade receivables during the period:

Beginning balance as of January 1, 2020 (Unaudited)	3,205
Impact of adoption of ASC 326	1,076
Provisions	9,456
Recoveries	(3,969)
Write-off	(257)
Foreign currency effects	(942)

Ending balance as of September 30, 2020 (Unaudited)	8,569

Revenue recognition

We primarily generate revenue as a result of our facilitation services to two groups of customers: “travel suppliers” and “travelers”.

We operate under two business models: the Prepay/Merchant Model and the Pay-at-Destination/Agency Model, representing approximately 77% and 1% of our total revenues for the nine-month period ended September 30, 2020, respectively. The remaining 22% of our total revenues comprises our other revenue sources.

Under the Prepay/Merchant Business Model, we receive the entire amount of the travel product sold up front at the time of booking confirmation, which amount comprises the value of the travel product set and offered by the travel supplier plus the service fee we charge for our services. We retain our earned commission agreed with the travel supplier out of this total amount paid by the traveler. We generally pay to the travel supplier for the travel product sold on its behalf at a later date, which usually occurs at the time the traveler uses the travel service. Under the agreements we have with hotel operators they are allowed to bill us for the travel products sold on their behalf within a 12-month period from check-out date. We recognize breakage incremental revenue from unbilled amounts when the period expires.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Under the Pay-at-Destination/Agency Business Model, travelers pay the travel supplier directly at destination and travel suppliers pay us our earned commissions later, generally after checkout. We receive service fees from travelers up front.

Our primary sources of revenue are:

•

commissions earned from facilitation services to travel suppliers, including facilitating reservations of flight tickets, hotel accommodations, car rentals, vacation packages and other travel-related products and services;

•

service fees charged to travelers for facilitation services including the handling and processing selected travel products, the facilitation of payment processing, and limited post-booking services related to handling minor inquiries or minor administrative changes;

•	override commissions or incentives from travel suppliers and GDS providers if certain performance conditions are met;

•	advertising revenues from the sale of advertising placements on our websites;

•	loyalty revenue for points redeemed under our loyalty programs, and to a lesser extent;

•	interest revenue on financing purchases from certain travel customers.

Facilitation services (commissions and service fees)

Under both business models, we provide our travel suppliers access to our platform as an outlet for selling their travel products to millions of travelers in an interactive and organized way. Our performance obligation to travel suppliers is to facilitate the sale of their travel products by connecting them to travelers. We receive a commission from the travel supplier in exchange for satisfying our performance obligation. Under the contracts with travel suppliers, after an initial booking is completed, there are no post booking services outstanding to the travel supplier included in the initial performance obligation.

Under both business models, we provide travelers access to our website platforms to search for thousands of alternatives in travel products. Our performance obligation to travelers is the handling and processing of a selected travel product, the facilitation of payment processing, and limited post-booking services related to handling minor inquiries or minor administrative changes to the reservations through our call center or via online. We consider these post-booking services to be immaterial in the context of the contract with the travelers. We charge a service fee to travelers in exchange for satisfying our performance obligation to the travelers. We consider any post-booking services beyond minor inquiries or minor administrative changes to the reservation (i.e. modifications to the original terms of the reservations) as new performance obligations with the traveler and the travel supplier. Accordingly, we charge a new booking fee and a new administrative fee for these services. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, we receive an incremental commission from the travel supplier.

Under both business models, we recognize revenue upon the transfer of control of the promised facilitation services to travelers and travel suppliers in an amount that reflects the consideration we expect to be entitled to in exchange for those facilitation services. We have determined the point in time of revenue recognition by evaluating when customers obtain control to the promised facilitation services. We have considered the indicators that control has transferred to the customers at the time the booking is completed within the context of

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

the nature of the performance obligations discussed above including (i) for the majority of transactions, travelers are obligated to pay upfront the entire amount of the travel product selected (which amount comprises the value of the travel product plus the service fee) at the time of booking before it can be considered confirmed and a voucher issued (even for refundable or cancellable bookings) and we are legally entitled to retain our commission out of this total amount, (ii) we have the right to invoice the traveler for our services at the time of booking despite the fact that the amount could be subject to refund in the future, (iii) the traveler is in legal and physical possession of a travel voucher representing the reservation purchased and the travel supplier receives a confirmed reservation which constitutes a separate agreement between the traveler and the travel supplier, (iv) the traveler obtained the significant risks and rewards of our services and the travel supplier obtained the significant risks and rewards of having sold a travel product to travelers and (v) the traveler and travel supplier explicitly accept the terms and conditions of our services.

For those cancellable or refundable transactions pursuant to the terms and conditions of the travel products set by travel suppliers, we consider the consideration received for cancellable or refundable transactions as variable and record a provision for cancellations against revenue based on past objective historical experience. Each reservation may have its own terms and conditions for refunds as established by travel suppliers. Under the terms and conditions of certain reservations set by travel suppliers, the traveler may incur costs upon requesting a refund. Generally, reservations cancelled after a specified date and time prior to commencement of travel are not fully refunded.

Under both business models, we have determined that net presentation (that is the amount billed to the traveler less the amount paid to the travel supplier) is appropriate for the majority of our revenue transactions because the travel supplier is primarily responsible for providing the underlying travel services, we do not control the service or travel product provided by the travel supplier to the traveler and we do not bear inventory risk. Taxes assessed by a government authority, if any, are excluded from the measurement of transaction prices that are imposed on the travel related services or collected from customers (which are therefore excluded from revenue). We present revenue on a gross basis for some bookings when we pre-purchase flight seats. These transactions have been limited to date.

We partnered with banking institutions to allow our travelers the possibility of purchasing the product of their choice through financing plans established, offered and administered by the banks. Banks bear full risk of fraud, delinquency or default by travelers. When travelers elect to finance their purchases, we typically receive full payment for our services within 30 days after a booking is completed and confirmed, regardless of the payment plan selected by the traveler. However, in certain jurisdictions, we receive payment from the bank as installments become due regardless of when traveler actually makes the scheduled payments. We generally receive payment before or during travel occurs. Generally, the period between completion of booking and reception of scheduled payments is one year or less. We have made use of the practical expedient in ASC 606-10-32-18 and we do not adjust the amount of consideration for the effects of a significant financing component. Beginning in late August 2020, we began providing financing to certain risk-profiled travelers in Brazil. This activity has been very limited and immaterial to date.

Facilitation services represented 78% of our total revenues for the nine-month period ended September 30, 2020.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Incentives

We may receive override commissions from air, hotel and other travel service suppliers when we meet certain performance conditions. We recognize revenue on an accrual basis in accordance with the achievement of thresholds determined by each supplier.

Additionally, we use the services of GDS provided by recognized suppliers. Under GDS service agreements, we earn incentive revenue for sales processed through a GDS if certain contractual volume thresholds are met. We recognize revenue for these incentive payments on a monthly accrued basis in accordance with ratable volume thresholds.

Incentive revenues represented 15% of our total revenues for the nine-month period ended September 30, 2020.

Advertising

We record advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

Advertising revenues represented 4% of our total revenues for the nine-month period ended September 30, 2020.

Loyalty revenue

Since late 2019, we operate a loyalty program through which we award loyalty points to travelers who complete purchases on our websites or use the services of other program participants, such bank co-branded credit cards. Loyalty points can be redeemed for free or discounted travel products at the discretion of customers without restrictions.

For loyalty points earned through travel product purchases, we apply a relative selling price approach whereby the total amount collected from each travel product sale is allocated between the travel product and the loyalty points earned. The portion of each travel product sale attributable to loyalty points is initially deferred and then recognized in loyalty revenue when the points are redeemed. Due to the recent launching of the program, lack of historical data and redemption patterns, we recognize breakage when the likelihood of the traveler exercising its remaining rights becomes remote.

For loyalty points earned through co-branded credit card partners, consideration received from the sale of loyalty points is variable and payment terms typically are within 30 days subsequent to the month of points sale. Sales of loyalty points to business partners are comprised of two components, loyalty points and marketing (i.e. the use of intellectual property, including our brand and access to customer lists and databases, which is the predominant element in the agreements, as well as advertising, collectively, the marketing component). We allocate the consideration received from these sales of loyalty points based on the relative selling price of each product or service delivered. Accordingly, we recognize the marketing component in other revenue in the period of the loyalty points sale following the sales-based royalty method. The loyalty points component is initially deferred and then recognized in revenue when points are redeemed. This activity has been limited to date.

As of September 30, 2020, an amount of $2,192 was recognized as deferred revenue in the consolidated balance sheet.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Interest revenue

Revenue from interest earned on financing granted to certain risk-profiled customers in Brazil is recognized over the period of the financing and is based on effective interest rates. This activity has been very limited to date.

4.	Acquisitions

On August 20, 2020, we, through a wholly owned subsidiary, completed the acquisition of an 84% equity interest in Koin Administradora de Cartões e Meios de Pagamentos S.A., a company incorporated under the laws of Brazil (hereinafter referred to as “Koin”). Koin is a payment fintech which offers a financing solution to merchants’ customers, predominantly in the travel sector in Brazil.

We effected the acquisition through conversion of an outstanding trade receivable we had with Koin for $977 as of the acquisition date. The former owners remained as non-controlling shareholders of a 16% equity interest in Koin.

As part of the acquisition, we and the non-controlling shareholders entered into a Shareholders’ Agreement under which we have the option, but not the obligation, to purchase the non-controlling interest during a period of 36 months as from the acquisition date at a fixed price of $4,320. In addition, the non-controlling shareholders have the option, but not the obligation, to sell their shares back to us during a period commencing on February 20, 2022 and ending August 21, 2023 for a fixed price in cash of $2,880.

We are required to allocate the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed, and redeemable non-controlling interest based on their fair values at acquisition date. Goodwill is recognized as the excess of the aggregate of the fair values of consideration transferred and the redeemable non-controlling interest over the fair value of assets acquired and liabilities assumed. As of the date of these interim unaudited condensed consolidated financial statements, the purchase price allocation is still in its preliminary stages and subject to change. We are still obtaining information related to certain assets acquired and liabilities assumed and revisions of provisional estimates of fair values, including but not limited to, the completion of independent appraisals and valuations related to intangibles. We have recorded estimates as of the acquisition date and updates to these estimates may increase or decrease goodwill. We anticipate finalizing our purchase price allocation during the fourth quarter of 2020.

The acquisition date fair value of the redeemable non-controlling interest was estimated at $2,655, which was calculated using an option pricing model and generally reflected the net present value of the expected future fixed redemption amount.

Intangible assets include $481 allocated to trademarks and tradenames and $150 allocated to developed technology.

In determining the fair value of assets acquired and liabilities assumed, we primarily used discounted cash flow analyses. Inputs to the discounted cash flow analyses and other aspects of the allocation of purchase price require judgment. The more significant inputs used in the discounted cash flow analyses and other areas of judgment include projected revenues, costs and expenses, working capital, capital expenditures and discount rate.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

The preliminary goodwill arising from the acquisition is primarily attributable to the assembled workforce of Koin and synergistic value created from the opportunity for additional expansion and is not deductible for tax purposes.

The following table presents the preliminary purchase price allocation:

Purchase Price:
Consideration	977

Redeemable Non-Controlling Interest:	2,655

Recognized amounts of assets acquired and liabilities assumed:
Cash and cash equivalents	322
Restricted cash	4
Trade accounts receivable	1,439
Lease right-of-use assets	177
Property and equipment, net	99
Intangible assets, net	631
Other assets and prepaid expenses	97

Total Assets Acquired	2,769

Accounts payable and accrued expenses	222
Loans and other financial liabilities	1,439
Lease liabilities	178
Contingent liabilities	19
Other liabilities	1,292

Total Liabilities Assumed	3,150

Total Net Liabilities Assumed	381

Goodwill:	4,013

We report the results of operations of the acquired business within our two reportable segments. Transaction related expenses in 2020 associated with the completion of the acquisition totaling $279 were charged to general and administrative expenses in the consolidated statement of income. The pro forma effects of this acquisition would not materially impact our reported results for any period presented, and as a result no pro forma financial information is presented. During the period from acquisition through September 30, 2020, the business contributed revenue of $58 and a net loss of $432.

5.	Redeemable non-controlling interest

In connection with the acquisition of the 84% controlling interest in Koin on August 20, 2020 (see Note 4 for details), we recognized $2,655 for the 16% redeemable non-controlling interest held by the former owners. The terms of the agreement provide us with the right to call the former owners’ non-controlling interest in Koin, and

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

the former owners the right to put their non-controlling interests in Koin back to us, assuming we do not exercise our call right, at dates and prices defined in the agreement. The put price is fixed at $2,880.

The non-controlling interest is not currently redeemable, but it is probable of becoming redeemable (the redemption depends solely on the passage of time). Accordingly, we record the non-controlling interest at the greater of (i) its acquisition date fair value as adjusted for its share (if any) of earnings, losses, or dividends or (ii) an accreted value from the date of the acquisition to the earliest redemption date, February 20, 2022. The accretion of the non-controlling interest to the earliest redemption value is recorded using an interest method. We adopted a policy to charge the carrying value adjustment to retained earnings or, absent retained earnings, additional paid-in capital and will reduce net income available to our common shareholders in the calculation of earnings per share in accordance with the two-class method. We record the non-controlling interest amount in the “mezzanine” section of the consolidated balance sheet as of September 30, 2020, outside of shareholders’ equity.

During the period from acquisition through September 30, 2020 there was a $22 adjustment to reflect a redemption value in excess of carrying value. See Note 20.

Reconciliation of changes in redeemable non-controlling interests

Beginning balance as of January 1, 2020 (Unaudited)	—
Initial fair value of redeemable non-controlling interest of acquired businesses	2,655
Comprehensive loss adjustments:
Net loss attributable to redeemable non-controlling interest	(69)
Other comprehensive loss attributable to redeemable non-controlling interest	(23)
Additional paid-in-capital adjustments:
Adjustment to redemption value	22

Ending balance as of September 30, 2020 (Unaudited)	2,585

6.	Preferred Stock and Warrants

Non-Convertible Redeemable Series A Preferred Shares and Warrants

On September 18, 2020 (the “Catterton Closing Date”), we completed the sale of our Series A Preferred Shares (as defined below) and warrants (the “Warrants”) to purchase our common stock (“Common Stock”) to LCLA Daylight LP, an affiliate of L Catterton Latin America III, L.P. (the “L Catterton Purchaser”) pursuant to our previously announced Investment Agreement, dated as of August 20, 2020, with the L Catterton Purchaser (the “L Catterton Investment Agreement”).

We issued and sold to the L Catterton Purchaser, pursuant to the L Catterton Investment Agreement, 150,000 shares of our newly created Series A Preferred Shares, no par value per share (the “Series A Preferred Shares”) and Warrants to purchase 11,000,000 shares of our Common Stock, no par value, for an aggregate purchase price of $150,000.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

At closing, we paid certain fees in an aggregate amount of $2,250 to the L Catterton Purchaser.

On the terms and subject to the conditions set forth in the L Catterton Investment Agreement, from and after September 18, 2020, LCLA Daylight LP designated one representative who was appointed to our Board of Directors (the “Board”) and appointed one non-voting observer to the Board, in each case until such time as LCLA Daylight LP and its permitted transferees no longer hold (a) (i) at least 50% of the Series A Preferred Shares purchased by LCLA Daylight LP under the L Catterton Investment Agreement and (ii) Warrants and/or Common Stock for which the Warrants were exercised that represent, in the aggregate and on an as-exercised basis, at least 50% of the shares underlying the Warrants purchased by LCLA Daylight LP under the L Catterton Investment Agreement or (b) if the Company has redeemed the Series A Preferred Shares in full (pursuant to the Company’s redemption right with respect thereto), Warrants and/or Common Stock for which the Warrants were exercised that represent, in the aggregate and on an as-exercised basis, at least 50% of the shares underlying the Warrants purchased by LCLA Daylight LP under the L Catterton Investment Agreement.

The L Catterton Investment Agreement (including the forms of our amended Memorandum of Association and Articles of Association, the terms of the Series A Preferred Shares, Warrants and Registration Rights Agreement) contains other customary covenants and agreements, including certain transfer restrictions, standstill and voting provisions and preemptive rights.

In connection with and concurrently with the closing of the transactions contemplated by the L Catterton Investment Agreement, we issued to LCLA Daylight LP Warrants to purchase 11,000,000 shares of our Common Stock at an exercise price of $0.01 per share, subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by us on the Common Stock. The Warrants expire September 18, 2030.

In connection with and concurrently with the closing of the transactions contemplated by the L Catterton Investment Agreement, we and LCLA Daylight LP entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which LCLA Daylight LP will be entitled to customary registration rights with respect to the Common Stock for which the Warrants may be exercised.

Principal Terms of the Series A Preferred Shares

Dividends:

Dividends on each Series A Preferred Share accrue daily at a rate of 10.0% per annum and are payable semi-annually in arrears on September 30 and March 31, beginning on March 31, 2021. Dividends are payable, either in cash or through an accrual of unpaid dividends (“Dividend Accrual”), at the Company’s option. Dividends on each Series A Preferred Share accrue whether or not declared and whether or not we have assets legally available to make payment thereof. To the extent that any dividends are declared but unpaid, or any dividends are not declared in any given year, (i) such accrued and unpaid dividends and/or (ii) an amount equal to the dividend entitlement, shall compound semi-annually at the rate of 10.0% per annum (“Accumulating Dividends”). All Accumulating Dividends shall be paid in full prior to any distribution, dividend or other payment in respect of any equity securities junior to the Series A Preferred Shares.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Ranking:

The Series A Preferred Shares rank senior to the Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Company’s Redemption Rights:

At any time on or after the third anniversary of the Catterton Closing Date but prior to the fourth anniversary of the Catterton Closing Date, we may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to 105.0% of the sum of the liquidation preference of $1,000 per Series A Preferred Share plus any Dividend Accruals per Series A Preferred Share (the “Liquidation Preference”), plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. At any time on or after the fourth anniversary of the Catterton Closing Date but prior to the fifth anniversary of the Catterton Closing Date, we may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to 102.5% of the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. At any time after the fifth anniversary of the Catterton Closing Date, we may redeem all or any portion of the Series A Preferred Shares in cash at a price equal to the Liquidation Preference plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date.

Holders’ Redemption Rights:

At any time on or after the fifth anniversary of the Catterton Closing Date, each holder of Series A Preferred Shares may, at its election, cause the Company to redeem all or part of such holder’s then outstanding Series A Preferred Shares in cash at a price equal to the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date. In addition, if the Company undergoes a qualifying change of control, each holder of Series A Preferred Shares may, at its election, cause the Company to redeem all of such holder’s then outstanding Series A Preferred Shares in cash at a price equal to 110.0% of the Liquidation Preference, plus, without duplication, accrued and unpaid distributions to, but excluding, the redemption date.

Conversion Rights:

The Series A Preferred Shares are not convertible into Common Stock.

Voting Rights:

Each holder of Series A Preferred Shares will have one vote per share on any matter on which holders of Series A Preferred Shares are entitled to vote separately as a class, whether at a meeting or by written consent. The holders of Series A Preferred Shares do not otherwise have any voting rights at any meetings of the Company’s shareholders or on any resolution of the Company’s shareholders.

The prior written approval of the holders of a majority of the Series A Preferred Shares outstanding at such time, acting together as a separate class, is required in order for the Company to (i) amend the Memorandum and Articles of Association in a manner that adversely affects the holders of Series A Preferred Shares, (ii) create or issue any shares, or any securities convertible or exchangeable into, or exercisable for shares, ranking senior or

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

pari passu to the Series A Preferred Shares or issue any additional Series A Preferred Shares or increase the authorized number of Series A Preferred Shares, other than an additional financing meeting certain requirements, (iii) declare or pay any dividend or distribution, or repurchase or redeem any shares, subject to certain exceptions, including with respect to the Series A Preferred Shares, (iv) make any fundamental change in the nature of the business in which the Company is primarily engaged, (v) initiate, engage in or permit to occur (to the extent within our control), any liquidation, dissolution or winding up of the Company, (vi) continue or re-domicile the Company in any jurisdiction other than the British Virgin Islands, or (vii) take or permit certain of the foregoing with respect to our significant subsidiaries.

So long as the Catterton Purchaser holds any Series A Preferred Shares, the prior written consent of the Catterton Purchaser is required in order for us to (i) incur any indebtedness for borrowed money in excess of the greater of $60,000, and an amount equal to 1.0x the Company’s consolidated Adjusted EBITDA for the twelve month period ending at the end of the last quarter for which we have publicly reported financial results, (ii) sell, dispose of or enter into any exclusive license for any material asset (or group of related assets) of the Company or with a fair market value equal or greater to 10% of our consolidated total assets and (iii) enter into certain affiliate transactions, in each case subject to certain exceptions.

Pursuant to the L Catterton Investment Agreement, on September 18, 2020, Mr. Dirk Donath was appointed as a member of the Board. Mr. Donath has also been appointed to serve on the Strategy Committee and Nomination and Compensation Committee of the Board.

Principal Terms of the Warrants to Purchase Common Stock

Pursuant to the L Catterton Investment Agreement, we agreed to issue to the Catterton Purchaser, Warrants to purchase 11,000,000 Common Shares at an exercise price of $0.01 per share (“Penny Warrants”), subject to certain customary anti-dilution adjustments provided under the Warrants, including for stock splits, reclassifications, combinations and dividends or distributions made by the Company on the Common Shares. The Penny Warrants expire ten years after the Catterton Closing Date.

The Penny Warrants vest and are exercisable as of the issuance date.

The Penny Warrants also include customary anti-dilution adjustments.

Initial and Subsequent Accounting:

The Series A Preferred Shares are classified within temporary equity on our consolidated balance sheet as of September 30, 2020 due to the provisions that could cause the equity to be redeemable at the option of the holder and the terms of the Series A Preferred Shares which do not include an unconditional obligation to redeem at a specified or determinable date, or upon an event certain to occur. The Penny Warrants qualify for classification in stockholders’ equity and are included in the consolidated balance sheet as of September 30, 2020 within “Additional paid-in capital”.

As indicated above, if a qualifying change of control occurs, then each holder of Series A Preferred Shares may, at its election, cause the Company to redeem all of such holder’s then outstanding Series A Preferred Shares in cash at a price equal to 110.0% of the Liquidation Preference, plus, without duplication, accrued and unpaid

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

distributions to, but excluding, the redemption date (the “Change of Control Put”). There is a substantial premium as the Company is required to pay 110.0% upon a change of control. The Change of Control Put requires bifurcation. However, it is uncertain whether or when a qualifying change of control would occur that would obligate the Company to pay the substantial premium liquidation preference to holders of the Series A Preferred Shares and at the balance sheet date, these circumstances were not probable. Thus, no value was assigned at inception. A subsequent adjustment to the carrying value of the Series A Preferred Shares may be made only when it becomes probable that such a change of control event will occur.

The gross proceeds received from the issuance of the Series A Preferred Shares were allocated to the Series A Preferred Shares and Warrants on a relative fair value basis.

In determining the fair value of the Series A Preferred Shares, we primarily used discounted cash flow analyses. Inputs to the discounted cash flow analyses and other aspects of the valuation require judgment. The more significant inputs used in the discounted cash flow analyses and other areas of judgment include assumptions on term, cash flows, and market yield.

In determining the fair value of the Warrants, we primarily used the Black Scholes Option Pricing Model (“BSOPM”). Inputs to the BSOPM and other aspects of the valuation require judgment. The more significant inputs used in the BSOPM and other areas of judgment include the starting stock price or value of the underlying assets, the strike price, the time to expiration, and volatility and risk-free rate. In order to consider the two-year transfer restriction of the Warrants, considered to be security specific, we applied a Discount for Lack of Marketability with the Finnerty Method.

Therefore, the Series A Preferred Shares were initially recognized at an allocated amount on a fair value basis of $84,643, net of $5,415 in initial discount and issuance costs. The Penny Warrants were recognized at an allocated amount on a fair value basis of $56,339, net of $3,604 in issuance costs. Penny Warrants were recorded as additional paid-in capital.

The Series A Preferred Shares were not redeemable at September 30, 2020; however, they will become redeemable on September 18, 2025. Since only the passage of time is needed to occur in order for the Series A Preferred Shares to become redeemable, it is considered to be probable that it will be redeemable. As such, we elected to accrete the difference between the initial value of $84,643 and the redemption value of $150,000 over the five-year period from the date of issuance through September 18, 2025 (the date at which the holder has the unconditional right to redeem the shares, deemed to be the earliest likely redemption date) using the effective interest method. The accretion to the carrying value of the redeemable preferred shares is treated as a deemed dividend, recorded as a charge to additional paid-in-capital (since there is a deficit in retained earnings) and deducted in computing earnings per share (analogous to the treatment for stated dividends paid on the redeemable preferred shares). The accumulated accretion as of September 30, 2020 is $346 resulting in an adjusted redeemable preferred share balance of $85,511.

The Series A Preferred Shares accumulated $522 of total accrued dividends from issuance date through September 30, 2020 recorded as a charge to additional paid-in-capital.

Convertible Redeemable Series B Preferred Shares

On September 21, 2020 (the “Waha Closing Date”), we completed the sale of our Series B Preferred Shares (as defined below) to Waha LATAM Investments Limited, an affiliate of Waha Capital PJSC (the “Waha

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Purchaser”) pursuant to our previously announced Investment Agreement, dated as of August 20, 2020, with the Waha Purchaser (the “Waha Investment Agreement”).

We issued and sold to the Waha Purchaser, pursuant to the Waha Investment Agreement, 50,000 shares of our newly created Series B Preferred Shares, no par value per share (the “Series B Preferred Shares”) for an aggregate purchase price of $50,000.

At closing, we paid certain fees in an aggregate amount of $1,000 to affiliates of the Waha Purchaser.

On the terms and subject to the conditions set forth in the Waha Investment Agreement, from and after September 21, 2020, the Waha Purchaser designated one representative who was appointed to our Board and is entitled to designate one non-voting observer to the Board, in each case until such time as (i) the Waha Purchaser no longer holds at least 50% of the Series B Preferred Shares purchased by the Waha Purchaser under the Waha Investment Agreement and (ii) in the event that the Waha Purchaser or the Company converts the Series B Preferred Shares to Common Shares in full, the Waha Purchaser will be entitled to appoint one director to the Board and one non-voting observer to the Board, in each case, until such time as the Waha Purchaser no longer holds at least 50% of the issued and outstanding Common Shares issued to the Waha Purchaser at the conversion date.

The Waha Investment Agreement (including the forms of our amended Memorandum of Association and Articles of Association, the terms of the Series B Preferred Shares and the Waha Shelf Registration Rights Agreement) contains other customary covenants and agreements, including certain transfer restrictions, standstill and voting provisions and preemptive rights.

Pursuant to the Waha Investment Agreement, we and the Waha Purchaser entered into a Shelf Registration Rights Agreement (the “Waha Shelf Registration Rights Agreement”), pursuant to which the Company will be required to file a Registration Statement on Form F-3 covering the resale of the Common Shares for which the Series B Preferred Shares may be converted. The issuance of the Series B Preferred Shares pursuant to the Waha Investment Agreement is intended to be exempt from registration under the Securities Act, by virtue of the exemption provided by Section 4(a)(2) of the Securities Act.

Principal Terms of the Series B Preferred Shares

Dividends:

Dividends on each Series B Preferred Share accrue daily from and including the Waha Closing Date at a rate of 4.0% per annum and are payable quarterly in arrears commencing on December 31, 2020. Dividends on each Series B Preferred Share accrue whether or not declared and whether or not the Company has assets legally available to make payment thereof.

Dividends are payable, at the Company’s option, either (i) in cash or (ii) by increasing the amount of Accrued Dividends in an amount equal to the amount of the dividend to be paid. If the Company does not declare and pay in cash a full dividend on each Series B Preferred Share on any dividend payment date, then the amount of such unpaid dividend shall automatically be added to the amount of accrued dividends on such share on the applicable dividend payment date without any action on the part of the Company.

In addition, the Series B Preferred Shares are entitled to participate in dividends and other distributions declared and made on the Common Stock on an as-converted basis.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Ranking:

The Series B Preferred Shares rank on a parity basis to the Series A Preferred Shares and senior to the Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Liquidation Rights:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series B Preferred Shares shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Common Shares, and subject to the rights of the holders of any Senior Shares or Parity Shares and the rights of the Company’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per Series B Preferred Share equal to the Liquidation Preference with respect to such Series B Preferred Share.

Conversion Rights:

The Series B Preferred Shares are convertible, at the option of the holder, at any time into Common Stock at an initial conversion price of $9.251 (the “Initial Conversion Price) per share and an initial conversion rate of 108.1081 Common Shares per Series B Preferred Share, subject to certain anti-dilution adjustments.

Each holder of Series B Preferred Shares has the right, at such holder’s option, to convert all or a part of such holder’s Series B Preferred Shares at any time into (i) the number of Common Shares per Series B Preferred Share equal to the quotient of (A) the sum of the Stated Value plus, without duplication, any accrued and unpaid Dividends with respect to such Series B Preferred Share as of the applicable Conversion Date (to the extent such accrued and unpaid Dividend is not included in the Stated Value already) (such sum, the “Conversion Amount”) divided by (B) the Conversion Price as of the applicable Conversion Date.

At any time from the third to the fifth anniversary of the Waha Closing Date, if the volume weighted average price (“VWAP”) of the Common Shares exceeds $13.88 (150% of the Initial Conversion Price) as may be adjusted pursuant to the Memorandum and Articles of Association, for at least 10 consecutive trading days, the Company may convert all of the Series B Preferred Shares into the number of Common Shares equal to the quotient of (1) 105% of the conversion amount as of the conversion date divided by (2) the conversion price of such share in effect as of the conversion date.

At any time from the fifth to the seventh anniversary of the Waha Closing Date, if the VWAP of the Common Shares exceeds $12.49 (135% of the Initial Conversion Price), as may be adjusted pursuant to the Memorandum and Articles of Association, for at least 10 consecutive trading days, the Company may convert all of the Series B Preferred Shares into the number of Common Shares equal to the quotient of (1) 105% of the conversion amount as of the conversion date divided by (2) the conversion price of such share in effect as of the conversion date.

In addition, at any time from the seventh anniversary of the Waha Closing Date, if the VWAP of the Common Shares exceeds the Initial Conversion Price, as may be adjusted pursuant to the Memorandum and Articles of Association, for at least 10 consecutive trading days, the Company may convert all of the Series B Preferred Shares into the number of Common Shares equal to the conversion amount divided by the lower of (1) the VWAP per Common Share on the 15 trading days immediately preceding the conversion date or (2) the price per Common Share on the trading day immediately preceding the conversion date.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Redemption Rights:

At any time on or after the seventh anniversary of the Waha Closing Date, the Company may redeem all of the Series B Preferred Shares in cash at a price equal to the sum of (i) (x) the initial stated value of $1,000 per Series B Preferred Shares plus (y) any Dividend Accruals (such sum, the “Stated Value”) plus (ii), without duplication, any accrued and unpaid distributions to, but excluding, the redemption date.

Change of Control Redemption:

If the Company undergoes a qualifying change of control prior to the seventh anniversary of the Waha Closing Date, the Company must redeem, subject to the right of each holder to convert its then outstanding Series B Preferred Shares into Common Shares, all of the then outstanding Series B Preferred Shares for a cash price per share equal to the greater of (x) 110.0% of the Stated Value plus, without duplication, any accrued and unpaid distributions to, but excluding, the redemption date, and (y) the amount such holder would have received in respect of the number of Common Shares that would be issuable upon conversion thereof.

If the Company undergoes a qualifying change of control on or following the seventh anniversary of the Waha Closing Date, the Company must redeem, subject to the right of each holder to convert its then outstanding Series B Preferred Shares into Common Shares, all of the then outstanding Series B Preferred Shares for a cash price per share equal to the greater of (x) 100.0% of the Stated Value plus, without duplication, any accrued and unpaid distributions to, but excluding, the redemption date, and (y) the amount such holder would have received in respect of the number of Common Shares that would be issuable upon conversion thereof, subject to certain conditions.

Voting Rights:

The Series B Preferred Shares will vote on all matters together with the Common Shares on an as-converted basis. Until such time as the Waha Purchaser no longer holds at least 50% of the Series B Preferred Shares purchased by the Waha Purchaser under the Waha Investment Agreement, the prior written consent of the Waha Purchaser is required in order for the Company to (i) authorize, create or issue any shares senior to or on parity with the Series B Preferred Shares, excluding an additional financing meeting certain requirements; (ii) amend, modify or repeal any provision of the Memorandum and Articles of Association in a manner adverse to the Series B Preferred Shares; (iii) change the authorized number of directors of the Company; (iv) enter into certain affiliate transactions; (v) declare or pay any dividend or distribution with respect to any shares; (vi) redeem, purchase or otherwise acquire any Common Shares; (vii) liquidate, dissolve or wind up the affairs of the Company or any of its subsidiaries, effect a recapitalization or reorganization, or reincorporate the Company under the laws of a jurisdiction other than the British Virgin Islands; (viii) effect a conversion of the Company into a different legal form; and (ix) enter into any exclusive license for all or substantially all of the Company’s products or technologies to a third party, in each case subject to certain exceptions.

Pursuant to the Waha Investment Agreement, on September 21, 2020, Mr. Aseem Gupta was appointed as a member of the Board.

Initial and Subsequent Accounting:

The Series B Preferred Shares are classified within temporary equity on our consolidated balance sheet as of September 30, 2020 due to the provisions that cause the equity to be redeemable upon the occurrence of a change

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

of control. The terms of the Series B Preferred Shares do not include an unconditional obligation to redeem at a specified or determinable date, or upon an event certain to occur.

The Series B Preferred Shares were determined to have characteristics more akin to equity than debt. As a result, the conversion at holder’s option or at the Company’s option prior to the seventh anniversary of the Waha Closing Date were determined to be clearly and closely related to the Series B Preferred Shares and therefore do not need to be bifurcated and classified as a derivative liability.

The Company’s conversion option after the seventh anniversary of the Waha Closing Date was not determined to be clearly and closely related to the Series B Preferred Shares as the feature is in-substance a put option as it is designed to provide the investor with a fixed monetary amount, settleable in shares. Put (call) options embedded in equity hosts are not considered clearly and closely related. However, the embedded feature does not meet the definition of a derivative. It has an underlying, a notional amount and a settlement provision, little to no initial net investment but it is not net settled. Therefore, the feature does not need to be bifurcated and classified as a derivative liability.

We also evaluated whether a beneficial conversion feature (“BCF”) should be bifurcated and separately recognized. A convertible instrument contains a BCF when the conversion price is less than the fair value of the shares into which the instrument is convertible at the commitment date. As the conversion price is above the share price and the conversion option is not priced “in-the-money”, we concluded that the Series B Preferred Shares did not contain a BCF and no accounting entry was required.

All of the other embedded features in the Series B Preferred Shares do not need to be bifurcated.

Accordingly, the Series B Preferred Shares were recognized at fair value of $50,000 (the proceeds on the date of issuance) less issuance costs of $3,300 resulting in an initial value of $46,700.

The Series B Preferred Shares were not currently redeemable at September 30, 2020. Also, the events that could cause the Series B Preferred Shares to become redeemable are not considered probable of occurring as of September 30, 2020. Accordingly, accretion from the initial carrying amount to the redemption amount was not required. Similarly, no dividends were accrued until declared and approved.

As of September 30, 2020, the undeclared dividends were approximately $70.

7.	Cash, restricted cash and cash equivalents

Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Cash on hand	19	42
Bank deposits	292,423	118,933
Time deposits	60,546	153,838
Money market funds	22,270	36,374

	$375,258	$309,187

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Restricted cash

We place collateralized amounts related to operations with our travel suppliers and service providers and the International Air Transport Association (“IATA”). We are required to be accredited by IATA to sell international airlines tickets of IATA-affiliated airlines. We, therefore, as part of our operations, maintain restricted cash in the form of time deposits or bank or insurance guarantees aggregating $10,600 as of September 30, 2020.

The following table reconciles our cash and cash equivalents and restricted cash as reported in our consolidated balance sheets to the total amount shown in our consolidated statements of cash flows:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
As included in the consolidated balance sheets:
Cash and cash equivalents	375,258	309,187
Restricted cash	10,600	4,457

Total cash and cash equivalents and restricted cash as shown in the consolidated statements of cash flows:	$385,858	$313,644

8.	Other assets and prepaid expenses

Other current assets and prepaid expenses consist of the following:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Tax credits	25,316	37,067
Prepaid expenses and advance to suppliers	5,064	29,083
Prepaid advertising	67	1,483
Others	1,676	2,061

	$32,123	$69,694

Other non-current assets consist of the following:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Deferred tax assets	39,489	25,351

	$39,489	$25,351

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

9.	Property and equipment, net

Property and equipment, net consists of the following:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Computer hardware and software	33,670	31,966
Office furniture and fixture	14,782	21,882
Buildings	2,241	2,086
Land	41	41

Total property and equipment	$50,734	$55,975

Accumulated depreciation	(36,629)	(34,770)
Impairment charge	(271)	—

Total property and equipment, net	$13,834	$21,205

Depreciation expense for the three-month periods ended September 30, 2020 and 2019 was $2,597 and $2,141, respectively.

Depreciation expense for the nine-month periods ended September 30, 2020 and 2019 was $6,230 and $5,565, respectively.

Due to the COVID-19 impact on the global travel industry and our business and results of operations, we concluded that sufficient indicators existed to require us to perform interim impairment testing of our property and equipment.

During the second quarter of 2020, we recognized impairment charges of $271. The impairment charges were primarily related to office assets.

The full duration and total impact of COVID-19 remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may continue to record impairment charges in the future due to the potential long-term economic impact and near-term financial impacts of the COVID-19 pandemic.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

10.	Goodwill and intangible assets, net

Goodwill and intangible assets, net consists of the following:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Goodwill	45,785	46,956
Indefinite-lived intangible assets
Trademarks and domains	14,358	13,882
Definite-lived intangible assets
Software development costs	80,991	72,532
Licenses	1,955	1,795
Customer relationships	3,215	3,663

Total intangible assets	$100,519	$91,872

Accumulated amortization (1)	(52,396)	(42,253)
Impairment charge	(1,053)	—

Total intangible assets, net	$47,070	$49,619

(1)

Accumulated amortization as of September 30, 2020 comprised of $50,716, $312 and $1,368, for software development costs, licenses and customer relationships, respectively. Accumulated amortization as of December 31, 2019 comprised of $41,605, $154 and $494, for software development costs, licenses and customer relationships, respectively.

Amortization expense for the three-month periods ended September 30, 2020 and 2019 was $4,370 and $4,300, respectively.

Amortization expense for the nine-month periods ended September 30, 2020 and 2019 was $14,810 and $11,037, respectively.

The changes in the balance of goodwill as of September 30, 2020 and December 31, 2019 consist of the following:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Balance, beginning of year	46,956	36,207
Acquisitions	4,013	10,865
Foreign currency translation adjustments	(5,184)	(116)

Balance, end of year	$45,785	46,956

Goodwill is attributed $36,236 to the “Air” segment and $9,549 to the “Packages, Hotels and Other Travel Products” segment.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Due to the COVID-19 impact on the global travel industry and our business and results of operations, we concluded that sufficient indicators existed to require us to perform interim quantitative assessments of our goodwill and intangible assets.

Goodwill

We compared the fair value of the reporting units to their carrying values. The fair value estimates for all reporting units were based on a weighted-probability analysis of the present value of future discounted cash flows, Level 3 inputs. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, projected cash flows and the long-term rate of growth. Our assumptions were based on the actual historical performance of the reporting unit and took into account the recent severe and continued weakening of operating results as well as the anticipated rate of recovery, and implied risk premiums based on market prices of our equity and debt as of the assessment dates.

We did not recognize any impairment charges to date. The full duration and total impact of COVID-19 remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may record impairment charges in the future due to the potential long-term economic impact and near-term financial impacts of the COVID-19 pandemic.

Intangible assets

During the second quarter of 2020, also as a result of the negative impact related to COVID-19, which has had a severe effect on the entire global travel industry, we recognized intangible asset impairment charges of $1,053. The impairment charges were primarily related to customer relationship assets related to Viajes Falabella. The assets, classified as Level 3 measurements, were written down to $815 based on valuation using the Income Approach, specifically the Multi-Period Excess Earnings Method (“MEEM”), which includes unobservable inputs, including projected revenues, costs and expenses, contributory asset charges (i.e. fixed assets, working capital and assembled workforce), and discount rate.

The full duration and total impact of COVID-19 remains uncertain and it is difficult to predict how the recovery will unfold for global economies, the travel industry or our business. As a result, we may continue to record impairment charges in the future due to the potential long-term economic impact and near-term financial impacts of the COVID-19 pandemic.

11.	Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Unbilled suppliers	13,659	10,742
Marketing suppliers	3,919	29,957
Other suppliers	4,906	18,974

	$22,484	$59,673

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

12.	Travel accounts payable

Travel accounts payables consist of the following

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Cancelled reservations pending payment to travelers	65,805	—
Hotels and other travel service suppliers (1)	58,718	179,397
Airlines	6,322	27,557

	$130,845	$206,954

(1)	Includes $46,200 and $140,987 as of September 30, 2020 and December 31, 2019, respectively, for deferred merchant bookings which will be due after the traveler has checked out.

13.	Other liabilities

Other current liabilities consist of the following:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Salaries payable	16,654	25,196
Taxes payable	10,068	10,958
Financed portion of acquisitions	5,552	5,477
Other	3,123	5,091

	$35,397	$46,722

Other non-current liabilities consist of the following:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Taxes payable	1,796	1,427
Other	173	—
Financed portion of acquisitions	—	5,219

	$1,969	$6,646

14.	Restructuring and related reorganization charges

Due to the COVID-19 impact on the global travel industry and our business and results of operations, we committed to several actions intended to simplify our business and improve operational efficiencies. These actions were aimed at reducing non-critical expenditures and readjusting structural costs to deliver savings and preserve cash, including (i) temporarily reducing salaries of our senior and middle management; (ii) suspending

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

bonuses to all employees; (iii) reducing part of our workforce and implementing a hiring freeze and limiting inflation salary increases; (iv) reducing working hours and implementing unpaid leave in certain locations; (v) accelerating synergies from acquisitions; (vi) renegotiating supplier payment terms and conditions; (vii) reviewing and renegotiating, to the extent possible, all contracts and commitments; (viii) reducing marketing expenses and (ix) deferring non-critical capital expenditures.

As a result, we recognized $10,616 in headcount reduction benefits during the nine-month period ended September 30, 2020, which were fully paid as of period end. Based on current plans, we expect total severance benefits in the remainder of 2020 and into 2021 to decrease. However, we continue to actively evaluate additional cost reduction efforts, and should we make decisions in future periods to take further actions we will incur additional reorganization charges.

We also engaged in certain smaller scale restructure actions in 2020 to centralize and migrate certain operational functions and systems, for which we recognized $399 in reorganization charges during the nine-month period ended September 30, 2020, which were primarily related to anticipated termination of several office rent contracts.

The following table summarizes the restructuring and related reorganization activity for the nine-month period ended September 30, 2020:

	Employee severance and benefits	Other	Total
Accrued liability as of January 1, 2020 (Unaudited)	—	—	—
Charges	10,616	399	11,015
Payments	(10,616)	(248)	(10,864)

Accrued liability as of September 30, 2020 (Unaudited)	—	151	151

We allocated the total employee severance and benefit expenses of $10,616 to cost of revenue ($2,386), selling and marketing expenses ($3,590), general and administrative expenses ($1,975) and technology and product development expenses ($2,665) based on the departmental assignment of terminated employees. The remaining total reorganization charges of $399 were allocated to general and administrative expenses based on departmental use of terminated leased asset contract in the consolidated statement of income. Restructuring and related reorganization charges are included in the “Unallocated” segment.

15.	Income taxes

As a global company, we are required to provide for corporate income taxes in each of the jurisdictions in which we operate. Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities requires significant judgment.

Income tax expense consists of U.S. and foreign income taxes, determined using an estimate of our annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated.

We also record any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs, including discrete tax items. Additionally, we recognize the effect of deferred tax liabilities and

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Moreover, a valuation allowance is recorded when, based on the available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. Accordingly, we shall consider many factors when assessing the likelihood of future realization of the deferred tax assets.

As a result of that, the carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires judgments, estimates, and assumptions. In evaluating our ability to utilize deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of net deferred tax assets.

There have been no significant changes to our valuation allowance as of September 30, 2020 as compared to December 31, 2019.

For the three-month period ended September 30, 2020, the effective tax rate was a 12.27% benefit on a pre-tax loss, compared to a 4.01% expense on a pre-tax income for the three-month period ended September 30, 2019.

For the nine-month period ended September 30, 2020, the effective tax rate was a 10.33% benefit on a pre-tax loss, compared to a 5.96% expense on a pre-tax income for the nine-month period ended September 30, 2019.

The change in the effective tax rates was primarily driven by an incremental tax rate in Argentina due to changes in the Knowledge-based-Economy Regime, an incentive program in Argentina, which established certain tax benefits for companies that meet specific criteria such as that at least 70% of their revenue belong to certain activities linked with technology or software development, biotechnology, professional services, among others. See “Tax reform” later in this Note for further information.

We are subject to taxation in the United States and foreign jurisdictions. Our income tax filings are regularly examined by federal, state and foreign tax authorities. We were under examination by the Internal Revenue Service (“IRS”) for our 2017 tax year. During the third quarter of 2020, the IRS issued final adjustments related to foreign tax credits allocation criteria taken during the fiscal year 2017. Tax assessment of $1,952 was recognized as income tax provision. Tax liability is expected to be offset with net operating losses.

Tax reform

Coronavirus Aid, Relief, and Economic Security Act

On March 27, 2020 the U.S government enacted a law, the Coronavirus Aid, Relief, and Economic Security Act (“the CARES Act”), which was a relief package comprising a combination of tax provisions and other stimulus

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

measures. The Act broadly provided tax payment relief and significant business incentives and made certain technical corrections to the 2017 Tax Cuts and Jobs Act (“the Act”). The tax relief measures for businesses included, among other things, a five-year net operating loss carryback, changes in the deductibility of interest, acceleration of alternative minimum tax credit refunds, payroll tax relief, and a technical correction to allow accelerated deductions for qualified improvement property.

Under the Act, net operating loss (“NOL”) deductions arising in tax years beginning after December 31, 2017, can offset only up to 80% of future taxable income. The Act also prohibits NOL carrybacks for NOLs arising in tax years ending after December 31, 2017 but allows indefinite carryforwards.

On the contrary, the CARES Act provides that NOLs arising in tax years beginning after December 31, 2017, and ending before January 1, 2021, may be carried back for five years. Generally, any NOL carried back must be carried back to the earliest applicable tax year. Further, the 80% limitation enacted under the Act is temporarily suspended for tax years beginning before 2021 and will be reinstated beginning in 2021. Under these conditions, NOLs arising in 2018, 2019 or 2020 could be carried back to years before 2018, in order to maximize the potential cash refund associated with carryback claims.

Thus, we could be allowed to apply for this benefit and the current NOLs could be carried back to compensate potential claims of the Internal Revenue Service (“the IRS”). We continue to assess the effect of the CARES Act and ongoing government guidance related to COVID-19 that may be issued.

Argentina

Knowledge-based economy Law

On June 10, 2019, the Argentine government enacted Law No. 27,506 (knowledge-based economy promotional regime), which established a regime that provided certain tax benefits for companies that derived at least 70% of their revenues from certain specified activities related to the knowledge-based economy.

In particular, the Law promoted many activities, among others: software, computer and digital services; audiovisual production and post-production; biotechnology, neurotechnology and genetic engineering; geological and prospecting services and others related with electronic and communications; professional services as long as they are exported; nanotechnology and nanoscience; aerospace and satellite industry; nuclear industrial engineering; artificial intelligence, robotic and industrial internet, the internet of things, augmented and virtual reality.

Furthermore, Law No. 27,506 allowed companies benefiting from the software development law, to apply for tax benefits under Law No. 27,506, which would be effective from January 1, 2020 to December 31, 2029. The above-mentioned regime was suspended on January 20, 2020 through a resolution issued by Argentina’s Ministry of Productive Development until new rules for the application of the knowledge-based economy promotional regime were issued.

On June 25, 2020, Congress passed changes to the knowledge-based economy promotional regime. The Senate then proposed further amendments, which were finally approved by Congress on October 7, 2020. The approved regime is effective as from January 1, 2020 until December 31, 2029. Further regulations related to the application of the regime are expected to be released.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Based on the amended promotional regime, companies that meet new specified criteria shall be entitled to: (i) a reduction of the income tax burden of 60% (60% for micro and small enterprises, 40% for medium-sized enterprises and 20% for large enterprises) over the promoted activities for each fiscal year, applicable to both Argentine source income and foreign source income, (ii) stability of the benefits established by the knowledge-based economy promotional regime (as long as the beneficiary is registered and in good standing), and (iii) a non-transferable tax credit bond amounting to 70% (which can be up to 80% in certain specific cases) of the company’s contribution to the social security regime of every employee whose job is related to the promoted activities (caps on the number of employees are applicable). Such bonds can be used within 24 months from their issue date (which period can be extended for an additional 12 months in certain cases) to offset certain federal taxes, such as value-added tax, but they cannot be used to offset income tax.

We are currently assessing whether we will be eligible to benefit from the new law and related tax benefits, such eligibility remaining subject to Argentine government approval.

16.	Segment information

We have two reportable segments: “Air” and “Packages, Hotels and Other Travel Products”.

Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products.

Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue.

We determined our operating segments based on how our chief operating decision maker manages our business, makes operating decisions and evaluates our operating performance. Our primary operating metric is Adjusted Segment EBITDA.

We calculate Adjusted Segment EBITDA, with respect to each segment, as our net income or loss for the period before financial income and financial expense, income tax, depreciation, amortization, impairment charges and stock-based compensation. Adjusted Segment EBITDA includes allocations of certain expenses based on transaction volumes and other usage metrics. Our allocation methodology is periodically evaluated and may change.

There are no intersegment revenues in any of the periods presented.

As depreciation and amortization are not included in our segment’s performance measure, we do not report the assets by segment as it would not be meaningful. Our chief operating decision maker does not regularly use this information.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

The following tables present our segment information for the three-month periods ended September 30, 2020 and 2019.

	2020
	(Unaudited)
	Air	Packages, Hotels and Other travel products	Unallocated	Total
Third-party revenue	6,219	5,521	—	11,740
Adjusted EBITDA (1)	(12,576)	(11,046)	(10,073)	(33,695)
Depreciation and amortization	(2,159)	(2,159)	(2,649)	(6,967)
Stock-based compensation	—	—	(2,427)	(2,427)
Operating loss	(14,735)	(13,205)	(15,149)	(43,089)
Financial income	—	—	—	680
Financial expense	—	—	—	(5,164)
Loss before income tax	—	—	—	(47,573)
Income tax benefit	—	—	—	5,838
Net loss for the period	—	—	—	(41,735)
Net loss attributable to redeemable non-controlling interest	—	—	—	69
Net loss attributable to Despegar.com, Corp.	—	—	—	(41,666)

(1)	Restructuring and related reorganization charges of $2,039 are included in the “Unallocated” segment. See Note 14.

	2019
	(Unaudited)
	Air	Packages, Hotels and Other travel products	Unallocated	Total
Third-party revenue	51,193	80,855	—	132,048
Adjusted EBITDA	2,981	14,050	(7,411)	9,620
Depreciation and amortization	(2,098)	(2,098)	(2,245)	(6,441)
Stock-based compensation	—	—	(3,390)	(3,390)
Operating income / (loss)	883	11,952	(13,046)	(211)
Financial income	—	—	—	2,502
Financial expense	—	—	—	(6,129)
Loss before income tax	—	—	—	(3,838)
Income tax benefit	—	—	—	154
Net loss for the period	—	—	—	(3,684)
Net loss attributable to redeemable non-controlling interest	—	—	—	—
Net loss attributable to Despegar.com, Corp.	—	—	—	(3,684)

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

The following tables present our segment information for the nine-month periods ended September 30, 2020 and 2019.

	2020
	(Unaudited)
	Air	Packages, Hotels and Other travel products	Unallocated	Total
Third-party revenue	43,657	34,431	—	78,088
Adjusted EBITDA (1)	(36,343)	(47,197)	(31,560)	(115,100)
Depreciation and amortization	(6,945)	(6,945)	(7,150)	(21,040)
Stock-based compensation	—	—	(4,714)	(4,714)
Impairment of long-lived assets	—	—	(1,324)	(1,324)
Operating loss	(43,288)	(54,142)	(44,748)	(142,178)
Financial income	—	—	—	21,519
Financial expense	—	—	—	(6,514)
Loss before income tax	—	—	—	(127,173)
Income tax benefit	—	—	—	13,140
Net loss for the period	—	—	—	(114,033)
Net loss attributable to redeemable non-controlling interest	—	—	—	69
Net loss attributable to Despegar.com, Corp.	—	—	—	(113,964)

(1)	Restructuring and related reorganization charges of $11,015 are included in the “Unallocated” segment. See Note 14.

	2019
	(Unaudited)
	Air	Packages, Hotels and Other travel products	Unallocated	Total
Third-party revenue	148,307	230,942	—	379,249
Adjusted EBITDA	(411)	22,112	(4,431)	17,270
Depreciation and amortization	(5,519)	(5,519)	(5,564)	(16,602)
Stock-based compensation	—	—	(9,581)	(9,581)
Operating income / (loss)	(5,930)	16,593	(19,576)	(8,913)
Financial income	—	—	—	6,719
Financial expense	—	—	—	(17,229)
Loss before income tax	—	—	—	(19,423)
Income tax benefit	—	—	—	1,158
Net loss for the period	—	—	—	(18,265)
Net loss attributable to redeemable non-controlling interest	—	—	—	—
Net loss attributable to Despegar.com, Corp.	—	—	—	(18,265)

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Revenue by Business Model, Revenue Type and Country

The following table presents our revenues by business model, revenue type and country:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Business Model:
Prepay/Merchant Model	9,727	104,278	60,143	293,714
Pay-at-Destination/Agency Model	(496)	2,469	659	10,850
Others (1)	2,509	25,301	17,286	74,685

Total Revenue	$11,740	$132,048	$78,088	$379,249

Revenue Type:
Facilitation services	9,231	106,747	60,802	304,564
Incentives	1,014	18,233	11,520	54,894
Advertising	405	4,399	3,129	11,166
Others (2)	1,090	2,669	2,637	8,625

Total Revenue	11,740	132,048	78,088	379,249

Country:
Argentina	715	23,761	12,101	73,492
Brazil	6,361	41,134	29,194	118,872
Uruguay	420	29,523	3,121	83,442
Mexico	2,422	9,755	11,694	28,177
Other countries (3)	1,822	27,875	21,978	75,266

Total Revenue	$11,740	$132,048	$78,088	$379,249

(1)	Others includes incentives, advertising, breakage, loyalty and interest revenue.
(2)	Others includes breakage, loyalty and interest revenue.
(3)	Other countries include Chile, Peru, Colombia, Ecuador, United States and Costa Rica.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Assets by Country

The following table presents our main assets by country:

	As of September 30, 2020	As of December 31, 2019
	(Unaudited)
Goodwill:
Argentina	3,048	3,048
Brazil	11,507	10,508
Mexico	6,456	7,543
Uruguay	16,839	16,839
Other countries (1)	7,935	9,018

	$45,785	$46,956

Intangible Assets:
Argentina	28,759	28,487
Uruguay	14,755	14,859
Other countries (2)	3,556	6,273

	$47,070	$49,619

Property and equipment:
Argentina	4,920	7,067
Brazil	1,581	3,779
Uruguay	552	929
USA	3,806	4,357
Other countries (3)	2,975	5,073

	$13,834	$21,205

(1)	Other countries include Chile, Peru and Colombia
(2)	Other countries include Chile, Peru, Colombia, Brazil, Mexico, United States and Costa Rica.
(3)	Other countries include Chile, Peru, Colombia, Mexico and Ecuador.

17.	Commitments and contingencies

Employment agreements

We have entered into employment agreements with certain key employees providing compensation guidelines for each employee. Pursuant to the terms of the employment agreements, the executives are generally entitled to receive compensation in the form of (i) an annual salary payable in cash on a monthly basis and (ii) a yearly bonus subject to the fulfillment of certain performance targets. This compensation is recognized in “Other liabilities” in our consolidated balance sheets and in “General and administrative” in our consolidated statements of income.

Tax, legal and other

We are involved in disputes arising from our ordinary course of business. Although the ultimate resolution on these matters cannot be reasonably estimated at this time, management does not believe that they will have a material adverse effect on our financial condition or results of operations.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

As of September 30, 2020, we had accrued liabilities of approximately $1,952 related to unasserted tax claims in the United States. We currently estimate unasserted possible losses related to matters for which it has not accrued liabilities, as they are not deemed probable and reasonably estimable, to be approximately $31,800. We evaluate the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. As a result, future increases or decreases to its accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.

Argentina

On June 28, 2017, the Sindicato Empleados de Comercio de Capital Federal (the union representing a portion of our employees) filed a lawsuit against our subsidiary in Argentina, demanding the application of its collective labor agreement to all of the employees of such subsidiary. The union claimed payment of approximately 18 million of Argentine pesos.

On April 19, 2018, the union filed a new although similar claim against another subsidiary which had merged into Despegar.com.ar S.A. several months before. The union demanded payment in an amount equal to the 0.5% of the gross monthly salaries of such subsidiary’s employees for certain periods.

We defended ourselves vigorously within the time periods prescribed by the law. In May 2019, we reached a settlement with the union in both proceedings accepting to enter into a revised labor collective agreement and including certain employees. The union agreed to withdraw all claims.

In March 2020, the revised agreement was approved by the Argentine Labor Ministry closing the proceedings against the Argentine subsidiary.

18.	Related party transactions

Balances and operations with Expedia

Expedia, Inc. (“Expedia”) a subsidiary of Expedia Group, Inc., a Delaware corporation, is a shareholder of record of the Company.

In March 2015, we entered into an outsourcing agreement (the “Expedia Lodging Outsourcing Agreement”) pursuant to which all hotel and other lodging reservations for countries outside of Latin America offered through our platforms were provided by Expedia on an exclusive basis. The Expedia Lodging Outsourcing Agreement was amended in November 2019 (hereinafter referred to as the “Expedia Amended and Restated Lodging Outsourcing Agreement”) to allow us to contract 10% of lodging inventory directly without using Expedia. Under the Expedia Amended and Restated Lodging Outsourcing Agreement, Expedia is also the preferred provider of hotel and other lodging reservations in Latin America. The term of the Expedia Amended and Restated Lodging Outsourcing Agreement renews annually automatically unless terminated in accordance with its terms.

Under the Expedia Amended and Restated Lodging Outsourcing Agreement, we are required to reach certain marketing fee thresholds during specified periods. Failure to reach the minimum marketing fee thresholds may require us to pay a $125,000 termination fee. Expedia may also unilaterally terminate the Expedia Amended and Restated Lodging Outsourcing Agreement in the event of a change of control of the Company. Beginning March 2022, we may unilaterally terminate the Expedia Amended and Restated Lodging Outsourcing Agreement upon payment of a $125,000 termination fee.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

As noted in more detail below, in connection with the COVID-19 pandemic, Expedia has agreed to waive its termination right relating to minimum marketing fee thresholds for any period through December 31, 2021.

In August 2016, we entered into another outsourcing agreement with Expedia (the “Despegar Outsourcing Agreement”) pursuant to which we are required to make our hotel reservations inventory available to certain affiliates of Expedia. The Despegar Outsourcing Agreement has a three-year term that renews automatically for one-year periods unless either party elects not to renew.

On August 20, 2020, we entered into an amendment to the Expedia Amended and Restated Lodging Outsourcing Agreement. As a result of the impact on the global travel industry of COVID-19, Expedia agreed to waive its termination rights under the agreement relating to minimum marketing fee thresholds for any period through December 31, 2021, subject to certain conditions. Additionally, we have entered into a Nominating Agreement with Expedia, pursuant to which Expedia has the right to designate one individual to be a nominee for election to the Board of Directors of the Company and the Company shall cause such Expedia designee to be included in the slate of directors approved and recommended by the Board for election at each meeting of shareholders at which the term of an Expedia designee will expire.

As of September 30, 2020, we maintain a net payable position with Expedia of $8,861 under the agreements, recognized under “Related party receivable” and “Related party payable” in our consolidated balance sheet as of such date.

For the three-month and nine-month periods ended September 30, 2020, we derived $873 and $4,751 under the agreements, respectively. Revenue from Expedia represented approximately 6% of our total revenues for the nine-month period ended September 30, 2020.

For the three-month and nine-month periods ended September 30, 2019, we derived $9,129 and $29,097 under the agreements, respectively. Revenue from Expedia represented approximately 8% of our total revenues for the nine-month period ended September 30, 2019.

19.	Fair value measurements

Items measured at fair value on a recurring basis:

Financial assets carried at fair value on a recurring basis as of September 30, 2020 are classified using the fair value hierarchy in the table below:

	Level 1	Level 2	Total
Assets
Cash equivalents
Money market funds	22,270	—	22,270
Time deposits	60,546	—	60,546
Derivatives
Foreign currency forwards	—	335	335

Total assets at fair value	82,816	335	83,151

We hold no financial liabilities carried at fair value as of September 30, 2020.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Financial assets and liabilities carried at fair value on a recurring basis at December 31, 2019 are classified using the fair value hierarchy in the table below:

	Level 1	Level 2	Total
Assets
Cash equivalents
Money market funds	36,374	—	36,374
Time deposits	153,838	—	153,838
Derivatives
Foreign currency forwards	—	454	454

Total assets at fair value	190,212	454	190,666
Liabilities
Derivatives
Foreign currency forwards	—	(1,271)	(1,271)

Total liabilities at fair value	—	(1,271)	(1,271)

There are three levels of inputs to measure fair value. The definition of each input is described below:

Level 1: Quoted prices in active markets that are accessible by the Company at the measurement date for identical assets and liabilities.

Level 2: Inputs that are observable, either directly or indirectly. Such prices may be based upon quoted prices for identical or comparable securities in active markets or inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

We value our derivative instruments using pricing models. Pricing models consider the contract terms as well as multiple inputs where applicable, such as interest rate yield curves, option volatility and foreign currency exchange rates. Derivatives are considered “Level 2” fair value measurements. Our derivative instruments are typically short-term in nature.

As of September 30, 2020, and December 31, 2019, our cash and cash equivalents consisted of bank deposits, time deposits and money market funds. Other financial assets and liabilities, including restricted cash, accounts receivable, accounts payable, accrued expenses and travel accounts payable, are carried at cost which approximates their fair value because of the short-term nature of these items.

Items Measured at Fair Value on a Non-recurring Basis

Certain of our assets and liabilities are measured at estimated fair value on a non-recurring basis, using Level 3 inputs. These instruments are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). During the nine-month period ended September 30, 2020, we recorded an impairment of $271 to carry office assets to fair value, and an impairment of $1,053 to carry customer relationship intangibles to fair value. See Notes 9 and 10 for details.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

20.	Earnings per share

Basic earnings per share is calculated by dividing our net loss or income for the period attributable to Despegar.com, Corp. common shareholders, as adjusted for preferred stock accretion and dividends accrued, by our weighted-average outstanding common shares during the period on a basic and diluted basis. Since we issue warrants for nominal consideration which vest and are exercisable as from the issuance date, we include the shares of common stock underlying the outstanding warrants when calculating our basic earnings per share.

Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock options and convertible preferred stock as determined under the if-converted method. In periods when we recognize a net loss, we exclude the impact of outstanding stock awards and convertible preferred stock from the diluted loss per share calculation as their inclusion would have an antidilutive effect.

For both of the three and nine-month periods ended September 30, 2020, 1,697 of outstanding stock awards and 5,413 convertible preferred stock have been excluded from the calculations of diluted earnings per share attributable to common stockholders because their effect would have been antidilutive. For both of the three and nine-month periods ended September 30, 2019, 1,252 of outstanding stock awards have been excluded from the calculations of diluted earnings per share attributable to common stockholders because their effect would have been antidilutive.

Basic and diluted earnings per share is presented using the two-class method required for participating securities. We consider that our Series B preferred stock to be participating securities and, in accordance with the two-class method, earnings allocated to participating securities and the related number of outstanding shares of participating securities are excluded from the computation of basic and diluted net loss per common share. If a dividend is paid on common stock, the holders of Series B preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an if-converted basis). As the holders of our Series B preferred stock do not have contractual obligation to share in the losses of the Company, the net loss attributable to common stockholders for each period is not allocated between common stock and participating

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

securities. Accordingly, preferred stock is excluded from the calculation of basic and diluted net loss per share as the effect would have been antidilutive.

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2020	2019	2020	2019
Basic and diluted earnings per share
Net loss for the period	(41,735)	(3,684)	(114,033)	(18,265)
Less: Net loss for the period attributable to redeemable non controlling interest	(69)	—	(69)	—

Net loss for the period attributable to Despegar.com, Corp.	(41,666)	(3,684)	(113,964)	(18,265)

Accretion of redeemable non controlling interest to redemption value	(22)	—	(22)	—
Accretion of redeemable Series A preferred stock to redemption value	(346)	—	(346)	—
Accrued dividends of redeemable Series A preferred stock	(522)	—	(522)	—
Dividends of redeemable Series B preferred stock	(70)	—	(70)	—

Net loss for the period attributable to Despegar.com, Corp. common shareholders	(42,626)	(3,684)	(114,924)	(18,265)

Numerator of basic and diluted earnings per share	(42,626)	(3,684)	(114,924)	(18,265)

Weighted average common shares outstanding—basic and diluted	71,501	69,503	70,316	69,441
Denominator of basic and diluted earnings per share	71,501	69,503	70,316	69,441

Basic and diluted earnings per share	(0.60)	(0.05)	(1.63)	(0.26)

21.	Stock-based compensation

2016 Stock Option Plan

Stock-based compensation expense relates primarily to expense for stock options and restricted stock units (“RSUs”).

Stock-based compensation expense included in general and administrative expenses in the consolidated statements of income was $2,427 and $3,390 for the three-month periods ended September 30, 2020 and 2019, respectively.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Stock-based compensation expense included in general and administrative expenses in the consolidated statements of income was $4,714 and $9,581 for the nine-month periods ended September 30, 2020 and 2019, respectively.

Stock-based compensation expense is recognized in the interim unaudited condensed consolidated financial statements based upon fair value. Fair value is recognized as an expense on a straight-line basis over the employee’s requisite service period and forfeitures are accounted for when they occur. The fair value on the grant date of restricted stock units is determined based on the number of units granted and the quoted price of our common stock.

In May 2020, we approved a change in the stock option exercise price and an amendment to the relevant stock option contracts was made. Following ASC 718—Stock based compensation, a change in the stock-based compensation plan should be accounted for a modification. Incremental compensation cost should be measured as: (a) the excess of the fair value of the replacement award or other valuable consideration over (b) the fair value of the cancelled award at the cancellation date. As we replaced an award for another with the same fair value, no incremental compensation cost needed to be recognized as a result of the exchange of the awards.

The following table summarizes the activity of RSUs during the nine-month period ended September 30, 2020:

	Shares	Weighted-average Grant Date Fair Value
Unvested at December 31, 2019	1,149,744	$12.08
Granted	1,173,766	$7.95
Vested	(268,538)	$11.42
Forfeited/Cancelled	(357,429)	$10.29

Unvested as of September 30, 2020	1,697,543	$9.7

The following table summarizes the activity of SOPs during the nine-month period ended September 30, 2020:

	Shares	Weighted-average Exercise Price per Share
Unvested at December 31, 2019	2,537,888	$17.50
Exercised	(29,306)	$12
Forfeited/Cancelled	(1,615,905)	$17.39

Unvested as of September 30, 2020	892,677	$9.10

As of September 30, 2020, there was $23,194 of total future compensation cost related to unvested share-based awards to be recognized over a weighted-average period of 3 years.

22.	Leases

We have operating leases for office space and customer centers. As of September 30, 2020, our weighted-average discount rate and weighted-average remaining lease term were approximately 7% and 12 years, respectively. Some leases include options to extend the leases for up to 5 years which were considered probable as of year-end. We had no finance leases as of September 30, 2020.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

As a result of the impact of COVID-19 to the travel industry and our business and results of operations, we renegotiated some of our lease contracts which included anticipated termination, payment forgiveness and deferral of payments, and in some cases the negotiation is still open to new amendments as new events evolve. See Note 14 for details of the restructuring and related reorganization charges.

Supplemental cash flow information related to leases were as follows:

For the nine-month period ended September 30, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating lease payments	3,491

As of September 30, 2020, the operating lease liabilities will mature over the following periods:

As of September 30, 2020
2020	875
2021	4,295
2022	4,347
2023	3,680
2024	3,592
Thereafter	19,411

Total remaining lease payments	36,200
Less imputed interest	(11,037)

Total operating lease liabilities:	25,163

Current operating lease liability	3,736

Non-current operating lease liability	21,427

23.	Subsequent events

Acquisition of Best Day Group

After several months of negotiations due to the COVID-19 pandemic, on October 1, 2020 (the “Closing Date”), we completed the acquisition of the 100% equity interests of Viajes Beda S.A. de C.V. (“Viajes Beda”) and Transporturist S.A. de C.V. (“Transporturist”), a leading travel agency with primary operations in Mexico and businesses in Argentina, Brazil, Uruguay, Dominican Republic and other countries. We collectively refer to Viajes Beda and Transporturist as the Best Day Group.

The Best Day Group of companies operates a business to consumer segment through its online platforms, call centers and more than 200 kiosks, offers ground transportation, tours and activities across Mexico’s main tourist destinations and provides online wholesale travel products to agencies worldwide through its subsidiary HotelDO as well as white label services for major travel vendors, including exclusive partnerships with the largest Mexican airlines operating their packages platforms.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(in thousands of U.S. dollars, except per share data in U.S. dollars)

(Unaudited)

Under the renegotiated terms and conditions of the acquisition, we have agreed to pay a purchase price for the acquisition of $56,500 subject to adjustments based on net indebtedness and working capital, as those terms are defined in the agreements. In any event, after all downward adjustments, if any, we will pay not less than $10,000. The purchase price will be deferred until the third anniversary of the Closing Date. We have also agreed to pay contingent consideration ranging from $0 to $20,000 based solely on the performance of our share price during a measurement period of six months prior to the fourth anniversary of the Closing Date.

We will record the acquisition under the acquisition method of accounting. We will consolidate the results of operations of the Best Day Group as from the date of acquisition. We are in the initial stages of gathering and obtaining all necessary information to perform the purchase price allocation.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.